

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 9, 2011

<u>Via U.S. Mail</u>

Mr. Marshall N. Morton, Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

      Re: **Media General, Inc.**
               Form 10-K for the fiscal year ended December 26, 2010
               Filed February 24, 2011
               File No. 001-06383

Dear Mr. Morton:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Cvrkel
               Branch Chief